USI Holdings Corporation

555 Pleasantville Road, Suite 160 South

Briarcliff Manor, NY 10510

December 8, 2005

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax Number (202) 551-3675

Attention: Suzanne Hayes

Re:	USI Holdings Corporation (“USI”)
Registration Statement on Form S-3,
File No. 333-124494 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, USI hereby requests acceleration of the effective date of the above-referenced Registration Statement. Subject to your approval, USI hereby request that the Registration Statement be declared effective on December 8, 2005 at 4:45 p.m. Washington, D.C. time or as soon thereafter as practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve USI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	USI may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

USI Holdings Corporation

By:	/s/ ERNEST J. NEWBORN, II, ESQUIRE
Ernest J. Newborn, II, Esquire
Senior Vice President, General Counsel and Secretary